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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. __ )1



                                LARSON DAVIS INC.
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                    517310108
                                 (CUSIP Number)


                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  Rule 13d-1(b)

                  Rule 13d-1(c)

          X       Rule 13d-1(d)

-----------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 449238203        SCHEDULE 13G     PAGE 2 of 6 PAGES
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1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY)
                  The Ace Foundation

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) [  ]
                                                (b) [  ]
3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York



NUMBER OF SHARES            5        SOLE VOTING POWER
BENEFICIALLY OWNED BY                            -0-
EACH REPORTING PERSON WITH
                            6        SHARED VOTING POWER
                                                 -0-

                            7        SOLE DISPOSITIVE POWER
                                               2,381,357

                            8        SHARED DISPOSITIVE POWER
                                                 -0-


9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  Approximately 2,381,357

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES
                 NOT APPLICABLE                            [  ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  15.44%

12       TYPE OF REPORTING PERSON
                  CO


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CUSIP NO. 517310108        SCHEDULE 13G     PAGE 3 of 6 PAGES
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Item 1(a)         Name of Issuer

                  Larson Davis Inc. ("Issuer")

Item 1(b)         Address of Issuer's Principal Executive Offices

                  1681 West 820 North
                  Provo, UT 84601

Item 2(a)         Name of Person Filing

                  This Schedule 13G is being filed by the Ace Foundation ("Reporting Person").

Item 2(b)         Address of Principal Business Office

                  1650 49th Street, Brooklyn New York 11204.

Item 2(c)         Citizenship

                  Reporting Person is a New York corporation

Item 2(d)         Title of Class of Securities

                  Common Stock, par value $0.001

Item 2(e)         CUSIP Number

                  517310108

Item 3 If this Statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is

         (a)      ___ Broker or dealer registered under Section 15 of the
                      Exchange Act.
         (b)      ___ Bank as defined in Section 3(a)(6) of the Exchange Act.
         (c)      ___ Insurance company as defined in Section 3(a)(19) of
                      the Exchange Act.
         (d)      ___ Investment company registered under Section 8 of the
                      Investment Company Act.
         (e)      ___ An investment adviser in accordance with Rule 13d-1
                      (b) (1) (ii) (E);
         (f)      ___ An  employee  benefit  plan  or  endowment  fund  in
                      accordance  with  Rule13d-1 (b) (1) (ii) (F);
         (g)      ___ A parent holding  company or  control  person in
                      accordance  with Rule 13d-1  (b) (1) (ii)  (G);
         (h)      ___ A  savings  association  as defined in Section 3(b) of the Federal Deposit Insurance Act;

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CUSIP NO. 517310108        SCHEDULE 13G     PAGE 4 of 6 PAGES
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         (i)      ___ A church plan that is excluded  from the  definition of an investment company under Section 3(c) (14) of the Investment Company Act;
         (j)      ___ Group, in accordance with Rule 13d-1(c), check this box.

Item 4            Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned.
                  Approximately  2,381,357 (as of December 31, 1998)
         (b)      Percent of class:
                  15.44% (based on 13,040,360 shares of Common Stock issued and outstanding as reported in Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998)
         (c)      Number of shares as to which such person  has:
                  (i)    Sole power to vote or to direct the vote.  N/A
                  (ii)   Shared  power to vote or to direct  the vote.  N/A
                  (iii)  Sole power to dispose or to direct the  disposition of  2,381,357
                  (iv) Shared power to dispose or to direct the disposition of N/A

Item 5            Ownership of Five Percent or Less of a Class

                           Not Applicable

Item 6            Ownership of More than Five Percent on Behalf of Another
                  Person

                           Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                           Not Applicable

Item 8            Identification and Classification of Members of the Group

                           Not Applicable

Item 9            Notice of Dissolution of the Group

                           Not Applicable

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CUSIP NO. 517310108        SCHEDULE 13G     PAGE 5 of 6 PAGES
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Item 10  Certification

                  By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.





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CUSIP NO. 517310108        SCHEDULE 13G     PAGE 6 of 6 PAGES
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                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: March 16, 1999

THE ACE FOUNDATION


By: Aaron Elbogen
    Vice President